Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 18, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11035
Cboe Vest Small Cap Buffered 20 Portfolio
(the “Trust”)
CIK No. 1985881 File No. 333-274412

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.Please revise the disclosure in the “Portfolio” section to better clarify how the cash used to pay for the Trust’s annual operating expenses affects the cap and buffer.

Response:In accordance with the Staff’s comment, the first sentence of the “Portfolio” section has been revised to add the following:

“The Trust seeks to achieve its objective by investing in a portfolio consisting of purchased and written FLEX Options and cash to pay for the annual operating expenses, creation and development fee and organization costs of the Trust. Because a portion of your investment is held in cash to pay for these expenses, and the cap and buffer amounts are determined independent of the cash component, such expenses will not further reduce the cap and buffer amounts disclosed in this prospectus.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon